Exhibit 99.1

ElectraMeccanica Engages MZ Group to Lead Strategic Investor Relations and Shareholder Communications Program

VANCOUVER, British Columbia, Sept. 27, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles revolutionizing the urban driving experience, has engaged investor relations specialists MZ Group (MZ) to manage a comprehensive, strategic investor relations and financial communications program across all key markets.

MZ Group will work closely with ElectraMeccanica management to implement a comprehensive capital markets strategy focused on increasing the Company’s visibility in the investment community. The new campaign will highlight ElectraMeccanica’s transition to a commercial production enterprise with the upcoming sales deliveries and ramp of its flagship single-occupant SOLO electric vehicle (EV).

The SOLO is a purpose-built, three-wheeled, all-electric vehicle ideal for use in urban environments. Sporting a range of 100 miles and a top speed of 80 mph, it is highway-capable and fully loaded with modern conveniences. The SOLO integrates next-generation safety features in its design such as front and rear crumple zones, side impact protection, roll bar and torque-limiting control, all at an accessible price point of $18,500.

With offices worldwide, MZ has developed a distinguished reputation as a premier resource for institutional investors, brokers, analysts and private investors. MZ will advise ElectraMeccanica in all facets of corporate and financial communications, including the coordination of roadshows and investment conferences across key cities and building brand awareness with financial and social media outlets.

Greg Falesnik, CEO of MZ North America, commented: “ElectraMeccanica has reached a key inflection point in its evolution. The Company will begin the widely anticipated deliveries of the SOLO EV to reservation holders and its first fleet owners in October 2021, having already built out its sales, logistics and service networks to support all near-term delivery targets. The Company’s 235,000 sq. ft. assembly facility and engineering center in Mesa, Arizona is slated for completion in Q2 2022 and is expected to support significant near-term demand, with a production capacity of up to 20,000 vehicles per year.

“The team continues to build out the foundation for a broader SOLO ecosystem, guided by CEO Kevin Pavlov’s 20 years of automotive experience with EV innovators, such as Karma Automotive. As one example, the recently debuted SOLO Cargo EV best tailors the innovative SOLO for use in high-value commercial applications through an enlarged cargo bay. At this turning point in the Company’s maturation, we believe ElectraMeccanica is a unique opportunity for investors and look forward to sharing this with our network of institutional investors, family offices and high-net-worth individuals worldwide," concluded Falesnik.

“Now that initial customer deliveries are underway, we are turning our focus from development to scaling production, as well as sales and marketing efforts through our network of retail locations and various digital and media campaigns,” said Kevin Pavlov, Chief Executive Officer of ElectraMeccanica. “With the introduction of the aforementioned SOLO Cargo EV, we have seen significantly elevated interest in using our vehicles for fast food, grocery and small parcel delivery applications. This is an incredibly exciting time in our Company’s history and we look forward to working closely with the MZ team to enhance our visibility within the capital markets.”

About MZ Group
MZ North America is the US division of MZ Group, a global investor relations and corporate communications leader. MZ North America was founded in 1996 and provides full scale Investor Relations to both private and public companies across all industries. Supported by an exclusive one‐stop‐shop approach, MZ works with top management to support its clients’ business strategies via integrated product and service categories: 1) IR Consulting & Outreach – full service investor relations and roadshow services; 2) IPO Advisory & SPAC IR - preparation for the Pre-IPO journey and leading sponsor/target companies through the SPAC business combination; 3) Public Relations – targeted campaigns and broad media outreach; 4) ESG iQ & Advisory – reporting technology platform and ESG guidance; 5) Market Intelligence – real time ownership monitoring; 6) Technology Solutions – websites, webcasting, conference calls, distribution services and board portals. MZ has a global footprint with offices located in New York, Chicago, San Diego, Aliso Viejo, Austin, Minneapolis, Taipei and São Paulo. For more information, please visit www.mzgroup.us.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders here. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Investor Relations Contact
MZ Group
(949) 259-4987
SOLO@mzgroup.us

Source: ElectraMeccanica Vehicles Corp.

Released September 27, 2021